Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

August 9, 2016

Mr. Kevin W. Vaughn

Accounting Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Vaughn:

In response to your letter dated June 10, 2016 and in connection with our follow-up telephonic discussions, Marlin Business Services Corp. (the “Company”) hereby submits the following updates to our responses dated July 1, 2016:

The Company’s original response to comment #3 included expanded disclosure around the accounting policies for recognition of reinsurance income and expenses. In addition to the Company’s original response, supplementary language will be included within the “Insurance program Deferred Acquisition Costs and Provision for Losses and Loss Adjustment Expenses” paragraph to disclose the amounts related to provision for losses and loss adjustment expenses in each of the respective years presented in the filing. The Company’s proposed language, which would be added at the end of the originally proposed aforementioned paragraph, would be as follows: “For the years ended December 31, 2015, 2014, and 2013, the company recognized provision for losses and loss adjustment expenses of $350 thousand, $235 thousand, and $284 thousand, respectively.”

The Company’s original response to comment #3 also indicated “In future filings, the Company will update the MD&A sections as appropriate to reflect the changes made within footnote 2.” Our revised response will read “In future filings, the Company will update the MD&A sections as appropriate to reflect the changes made within footnote 2, and will also include disclosure of any related amounts, including insurance policy fees, as appropriate.”

The Company’s original response to comment #4 included a revised allowance for credit losses description within the significant accounting policies section and related updates to the MD&A sections to specifically address that insurance recoveries are considered specific to the allowance for credit losses. After further review and based on our follow-up telephonic discussions, the Company will not make any changes to the existing presentation as disclosed in the Form 10-K for the fiscal year ended December 31, 2015.

Furthermore, the Company acknowledges:

•	that the Company is responsible for the adequacy and accuracy of our disclosures in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015;

•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 888-479-9111, ext. 4108, should you wish to discuss the Company’s responses set forth in this letter.

Sincerely,

/s/ W. Taylor Kamp
W. Taylor Kamp
Chief Financial Officer and Senior Vice President Marlin Business Services Corp.

cc:	William Schroeder, Staff Accountant – Securities and Exchange Commission
James McKenzie – Morgan Lewis & Bockius LLP